Exhibit 99.2
ADDENDUM

TO THE LOAN AGREEMENT

DATED JUNE 11, 2009

(The: “Loan Agreement”)

Between Stins Coman Incorporated (The: “Lender”), and Rit Technologies Ltd. (the: “Borrower”)

THIS additional Addendun (the “Addendum”) is made and entered into as of the 17 day of February, 2010;

WHEREAS	The parties have signed the Loan Agreement on June 11, 2009, which was approved by RiT’s Audit Committee, Board of Directors and shareholders; and

WHEREAS	The parties wish to extend the timeframe during which RiT may draw any part of the loan under the terms of the Loan Agreement;

NOW therefore, both parties agree as follows:

1.	Clause 1.6 of the Loan Agreement is amended and replaced with the following renewed clause:

“(1.6.) A total term within which the Lender undertakes to provide the Borrower with any part of the loan, starts from the Effective Date and until 24 months (inclusive) thereafter (herein: the “Term”).”

2.	All other provisions in the Loan Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first above written.

Stins Coman Incorporated
By: Sergey Anisimov, President

RIT Technologies Ltd.
By: Avi Kovarsky, President & CEO